Exhibit (a)(21)


                                 [CELANESE LOGO]

                                   Celanese AG
                               Kronberg im Taunus

                             Notice of Availability

      Availability of the Reasoned Opinions of the Management Board and the Supervisory Board and of an amendment to the Solicitation/Recommendation
   Statement on Schedule 14D-9 pursuant to U.S. securities laws with regard to
                                       BCP
                       Crystal Acquisition GmbH & Co. KG's
         Supplement to the Voluntary Public Takeover Offer (Cash Offer)
                       to the Shareholders of Celanese AG
               - WKN 575300/ISIN DE 0005753008/CUSIP D 1497A101 -

On March 13, 2004, BCP Crystal Acquisition GmbH & Co. KG (the "Bidder") amended and supplemented the Offer Document pertaining to its voluntary public takeover offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus, originally published on February 2, 2004 (the "Offer Supplement"). Pursuant to the Offer Supplement, the Bidder has, amongst other things, reduced the Minimum Acceptance Condition mentioned in Section V.4(a)(iii) of the Offer Document from at least 85 % to at least 75 % of the Celanese Shares outstanding at the end of the Acceptance Period, excluding Treasury Shares (i.e., those Celanese Shares held by Celanese AG, an entity controlled or majority-owned by Celanese AG or a third party acting on behalf of Celanese AG).

As a consequence of the amendment, the Acceptance Period has been extended pursuant to Section 21 (1) sentence 5 of the German Securities Acquisition and Takeover Act (the "Takeover Act") by two weeks and will now end on March 29, 2004 at 24 hours Central European Time/6 p.m. New York City-time. The Offer Price remains unchanged and is EUR 32.50 cash, without interest, per registered ordinary share of Celanese AG.

Pursuant to Section 27 (1) sentence 1 of the Takeover Act, Celanese AG's Management Board and Supervisory Board each have to issue a reasoned opinion with regard to the Offer Supplement (the "Supplemental Reasoned Opinions"). In addition, Celanese AG has to file an amendment to its Schedule 14D-9 with the U.S. Securities and Exchange Commission (the "SEC").

The Supplemental Reasoned Opinions will be published on the Internet pursuant to
Section 27 (3) and Section 14 (3) sentence 1 of the Takeover Act at http://www.celanese.com. Copies thereof may be obtained free of charge from Celanese AG at +49 69 305 16 000. The Supplemental Reasoned Opinions are published both in German and in English.

The English versions of the Supplemental Reasoned Opinions will be included as exhibits to an amendment to the solicitation/recommendation statement on
Schedule 14D-9 to be filed by Celanese AG with the SEC. Investors can obtain for free the solicitation/recommendation statement on Schedule 14D-9, amendments and other documents filed at the SEC, at the SEC's web site http://www.sec.gov. Copies of the Schedule 14D-9 and of the amendments

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thereto may also be obtained for free from Celanese AG at +49 69 305 16 000 (in
Germany) and 1-908-522-7784 (in the U.S.A.). In addition, the Schedule 14D-9 including the amendments thereto are published on the Internet at Celanese AG's web site http://www.celanese.com.

Kronberg im Taunus, March 17, 2004

Celanese AG

The Management Board                                      The Supervisory Board